Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	For the Year Ended
	December 31,	December 31,		January 1,	December 31,		December 30,
	2002	2003		2005	2005		2006

EARNINGS:
Income (loss) from continuing operations before provision for income taxes	$(13,586)	$325		$(21,392)	$29,460		$40,695
Fixed charges	2,571	1,653		3,879	6,518		6,514

Total earnings (loss)	(11,015)	1,978		(17,513)	35,978		47,209

FIXED CHARGES:
Interest expense	459	205		1,645	2,972		3,123
Interest expense (non cash)	—	—		181	724		724
Estimated interest within rent expense	2,112	1,448		2,053	2,822		2,667

Total fixed charges	2,571	1,653		3,879	6,518		6,514

RATIO OF EARNINGS TO FIXED CHARGES (1)	—	1.2	x	—	5.5	x	7.2	x

(1)	For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before provision for income taxes plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense we believe to be representative of interest. Earnings, as defined, were not sufficient to cover fixed charges by $16.2 million and $25.3 million for the fiscal years ended December 31, 2002 and January 1, 2005, respectively.